Contact

www.linkedin.com/in/robin-christenson (LinkedIn)

Top Skills

Physical Therapy
Wellness
Healthcare

Robin Christenson

"I create, launch, lead, and impact trend-setting and purpose driven companies."

Santa Ana, California, United States

Summary

An established and dynamic Chief Executive, I’m an accomplished entrepreneur that offers a unique and stellar business acumen stemming from two decades of launching and leading trend-setting companies in healthcare, design and food + beverage.

I founded a successful multi-disciplinary health center, Womanology®, acquired by Hoag Memorial Hospital in 2014. Joining the Hoag team, I had an integral consulting role bringing unique concepts of integrating inpatient to ambulatory healthcare. Working intimately with dozens of hospital executives, department leaders and physician groups, together we spearheaded the launch of the expanded version of Womanology®: the iconic 'Hoag for Her Center for Wellness'. Transitioning from healthcare to the spirits world, I launched and led a sustainably-minded Blinking Owl Distillery, the first distillery in Orange County since prohibition. Adding to the magic of the distillery experience, we added Blinking Owl Bar + Bistro highlighting organic California ingredients for posh comfort noshes and nibbles.

ACHIEVEMENTS:

>Founded 3 successful companies taking my healthcare company from inception through acquisition and into a prized hospital center.

>Skillfully navigated my turn-key company, Womanology®, through an epic acquisition by the renowned Providence St. Joseph Health affiliate, Hoag Memorial Hospital, earning an valuation 4x above the National average for therapy clinics

>Leading for two decades, my groundbreaking companies have been recognized for unparalleled client experience, unique multi-revenue stream models, and exemplary gross revenue growth every year while under my ownership.

>Created value:
*Masterminded utilization of cash-based wellness programs
to maximize patient healing while offsetting declining payer
reimbursements and treatment visit limitations.
*Over 23% of the clients utilized more than 1 of the offered services
building cash-based revenues each year.
*With hundreds of referring sources, none accounted for more than
10% of referrals

>Raised $$$ millions as CFO through Seed and Series A rounds

>Overcome Opposition: Leveraged strategic relationships with the media and prominent legislators turning a difficult regulatory situation into heaps of positive press, brand awareness, brand loyalty and law maker support

> Named by the Orange County Business Journal in the 2019 OC's 500, OC50 for 2020, and nominee for OC 2020 Women in Business Award

> Extreme adaptation during Covid leading our company through an overnight massive shift to large-scale hand sanitizer production

Experience

Blinking Owl Distillery
Chief Financial Officer, Founder
July 2013 - Present (9 years 3 months)
Santa Ana, CA

The Blinking Owl Distillery was the first craft distillery in Orange County and is rapidly gaining worldwide recognition. Just as California wine county has captured international recognition for its terroir, Blinking Owl spirits express the rich farmland of this state with living, lovely aromas and flavors. All products are currently made from 100% organic California grain made from scratch in house. The whiskey is not rushed and aged a minimum of 2 years in traditional 53 gallon barrels. Our quirky, fun "Wes Anderson meets a swanky bar" approach to branding has visually distinguished our custom bottle designs on

the shelves, while the extreme quality of the contents creates brand loyalists. http://blinkingowldistillery.com/

Hoag Hospital

Consultant: Hoag for Her Center for Wellness | Womanology by Hoag

October 2014 - July 2016 (1 year 10 months)

Orange County, California Area

After Hoag acquired my company, Womanology®, Inc, I worked intimately with an incredible team of dozens of hospital executives, department leaders and physician groups to ensure a smooth transition bringing unique concepts of integrating inpatient to ambulatory healthcare from perinatal, oncology, urology, gynecology gastroenterology and several other specialties. I played a key consulting role on the concept, formation and launch of “Hoag for Her Center for Wellness”, a center that expanded on the Womanology® healthcare clinic model. This iconic project was deemed by Hoag as the first medically based integrated health center that provides the health care women need at every stage of their lives.

Major Contributions:

Business Strategy

• Aided in financial projections and revenue cycle modeling

• Offered unique technology solutions to enable EHR and billing integration

• Aided Revenue Cycle Department in “off-license” clinical billing and payor contracting negotiating tactics

• Enhanced multi-disciplinary revenue streams

• Provided strategy to ensure top clinic metrics comparison with national benchmarks

• Utilized vast network of colleagues to recruit key talent to fill leadership and multi-disciplinary practitioner roles

Patient Experience

• Aided Corporate Communications department in marketing assets and website design and earning Womanology® by Hoag’s womanology.net a Gold Award for Best Site Design

• Provided 3-D floorpan ideas, design boards and wayfinding strategy for Hoag for Her Center for Wellness. Worked with REFCO, Architects and contractors for both Irvine locations and Newport Beach location for clinic modeling, finishes, furnishings and those gorgeous wood floors!

WOMANOLOGY + RESTORE HIM

Founder, President | CEO

2002 - October 2014 (12 years)

Irvine, CA and Fullerton,CA

WOMANOLOGY®, Inc. was acquired by Hoag Memorial Hospital Presbyterian on October 1st, 2014 marking a milestone in pelvic health and rehab in Orange County, as two great brands were brought together in a joint effort to provide superior care and expanded access to gynecologic and urologic patients. Robin Christenson, MPT formed the niche therapy practice, Womanology®, Inc. Utilizing multi-disciplinary treatment approaches to research-based treatments of physical therapy, pilates, massage therapy, acupuncture, and guided imagery, this one-of-kind practice expanded to two Orange County locations. Womanology earned respect through the community due to outstanding patient outcomes, patient compliance and accessibility, and worked closely with hundreds of southern California physicians and health practitioners.

Corporate Health and Fitness Centers

Personal Trainer | Fitness Instructor |Corporate Wellness

1994 - 2002 (8 years)

Salt Lake City, UT

AFAA certified Fitness Instructor and Personal Trainer, Johnny G Spinning certified instructor. Led multiple corporate wellness, group fitness programs and private client personal training.

Education

University of Utah College of Health

Master's Degree, Physical Therapy/Therapist · (1999 - 2002)

Goldman Sachs

10,000 Women: Assessing Your Business Growth Potential

University of Utah

Bachelor's Degree, Exercise Physiology

Wine and Spirit Education Trust

Intermediate and Advanced